A 12W
3/24/14

[redacted]

14049428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 68389

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SoFi Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Letterman Drive, Building C, Suite 250
(No. and Street)

San Francisco	**CA**	**94129**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Williams **415-385-0419**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name -- *if individual, state last, first, middle name*)

11 Broadway, Suite 700	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 14 2014
13 REGISTRATIONS BRANCH

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AB 3/25

OATH OR AFFIRMATION

I, Scott Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SoFi Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Compliance Officer

Title

Notary Public

IRENE PANG
Commission # 1937029
Notary Public - California
San Francisco County
My Comm. Expires May 19, 2015

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

INDEPENDENT AUDITOR'S REPORT

To the Member
of SoFi Securities LLC

We have audited the accompanying statement of financial condition of SoFi Securities LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SoFi Securities LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY

March 12, 2014

CONTENTS

Independent Auditor's Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 4-5

SOFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash	$	44,838
Prepaid Expense		1,097
	$	45,935

LIABILITY AND MEMBER'S EQUITY

Due to affiliate	$	1,300
Accounts payable		219
		1,519
Member's equity		44,416
	$	45,935

The accompanying notes are an integral part of this statement.

SOFI SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

1. Nature of business and summary of significant accounting policies

Nature of Business

SoFi Securities LLC (the "Company), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations primarily consist of private placement of securities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The company recognizes revenue from placement fees upon completion of private placement offerings. These fees and related expenses are recorded at the time the placement is completed and the income is reasonably determinable.

Income Taxes

The Company is a single member limited liability company for federal and state income tax purposes. As such, it is a disregarded entity for federal and state tax purposes and does not pay any taxes to those jurisdictions. The Company's income or loss is taken into consideration in the tax returns of its member.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since 2010.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2013, the Company's net capital was $43,319 which was $38,319 in excess of its minimum requirement of $5,000.

3. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

SOFI SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

4. Related party transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and its affiliate, Social Finance Inc., the Company was charged a monthly administrative fee for utilizing certain resources of the affiliate. The Company was charged $900 for the year ended December 31, 2013 under the Agreement. As of December 31, 2013, $1,300 of these expenses remain payable to the affiliate. Under the new agreement for 2013, the affiliate provides to the Company all services other than payroll expenses which amounted to approximately $2,300,000 for the year ending 2013. During the year the affiliate contributed $2,461,540. The affiliate has the financial wherewithal to continue to provide for all services of the Company including payroll.

As of December 31, 2013, the Company had terminated employment with majority of employees who were providing services for a project that was abandoned in 2013. As of January 2014, all the payrolls for the remaining employees of the Company were transferred to the affiliate.

5. Concentrations of credit risk

The Company maintains its cash in one financial institution. The Company does not consider itself to be at risk with respect to its cash.

6. Recent regulatory developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

7. Subsequent events

The Company has evaluated subsequent events through the date its financial statements were issued and determined that there were none that required recognition or disclosure.